UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Canadian Superior Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136644101

(CUSIP Number)

Warren T. Lazarow, Esq.	Paul S. Scrivano, Esq.
O'Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	Times Square Tower
Menlo Park, CA 94025	7 Times Square
(650) 473-2600	New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)	Page 1 of 23

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	CO, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 136644101

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	_______

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,802,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)	______

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____
6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	15,752,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.3%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 136644101

Item 1.	Security and Issuer

This statement relates to the Common Shares (the "Stock") of Canadian Superior Energy Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b)	The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Mr. Yun are United States citizens.

CUSIP No. 136644101

Item 3.             Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$32,303,231

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Greg Noval sent a letter to Palo Alto Investors on behalf of the Issuer's Board of Directors responding to a letter from Palo Alto Investors sent earlier in the day, and Palo Alto Investors sent a further response to the Board. A copy of that correspondence is incorporated by reference herein as Exhibit B. On November 5, 2008, PAI LLC sent a letter to the Board (the “November 5 Letter”), a copy of which is incorporated by reference herein as Exhibit F. On February 11, 2009, PAI LLC sent a letter to the Board questioning the timing and strategy of the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago (the “February 11 Letter”). On February 12, 2009, PAI LLC issued a press release including the text of the February 11 Letter and requesting additional disclosure by the Issuer with regard to its financial position and the status of that project and requesting that the Issuer hold a public conference call to update shareholders. A copy of that press release is incorporated by reference herein as Exhibit G. On February 17, 2009, PAI LLC delivered to the Issuer a requisition for a special meeting of the Issuer’s shareholders for the purpose, among other things, of removing all of the directors on the Issuer’s board of directors and replacing such directors with PAI LLC’s nominees (the “Requisition”). Also on February 17, 2009, PAI LLC issued a press release announcing that it had requisitioned a special meeting of the Issuer’s shareholders for that purpose (the “February 17 Press Release”). Once a record date and meeting date for the shareholders meeting have been established, a dissident proxy circular will be mailed to shareholders of record by PAI LLC.  The dissident proxy circular will provide details regarding each of PAI LLC's nominees to the Issuer's Board of Directors.  Shareholders are urged to carefully read the dissident proxy circular and other documents when they are available. A copy of the Requisition is incorporated by reference herein as Exhibit H, and a copy of the February 17 Press Release is incorporated by reference herein as Exhibit I. On March 10, 2009, PAI LLC sent a letter to the Board (the “March 10 Letter”) noting that no response had been provided to its February 11, 2009 inquiry regarding the Issuer’s proposed monetization of part of its Block 5(c) assets in Trinidad and Tobago and requesting a meeting with the full Board to discuss strategic and financing alternatives to monetizing the Block 5(c) assets. A copy of the March 10 Letter is incorporated herein by reference as Exhibit J. On March 16, 2009, PAI LLC sent a letter (the “March 16 Letter”) to the Board. The March 16 Letter was sent in response to an electronic mail message sent by Greg Noval (the “March 10 Noval E-mail”) to PAI LLC responding to the March 10 Letter sent earlier in the day on March 10, 2009, and in response to a letter from C. Alexander Squires, a director and chair of the Audit Committee of the Issuer's Board of Directors (the “March 12 Board Letter”) to PAI LLC on behalf of the Issuer's Board of Directors responding to the March 10 Letter. The March 16 Letter attaches a draft term sheet that PAI LLC believes is reflective of the type of transaction that is available to the Issuer from third parties if the Issuer would be willing to enter into discussions with such third parties (the “Draft Term Sheet”) and which could serve as a potential alternative to the Issuer’s proposed sale of part of its Block 5(c) assets in Trinidad and Tobago. The March 16 Letter also attaches copies of the March 10 Noval E-Mail and the March 12 Board Letter. The foregoing descriptions of the March 16 Letter, the Draft Term Sheet, the March 10 Noval Email and the March 12 Board Letter are each qualified in their entirety by reference to the terms of such documents. A copy of the March 16 Letter is incorporated herein by reference as Exhibit K. On April 1, 2009, PAI LLC issued, via press release, an open letter (the “April 1 Letter”) to the Board of Directors and Shareholders of the Issuer describing PAI LLC’s view of the failings, misconduct and inadequate corporate governance of the current Board and again demanding that the Board be reconstituted to include truly independent Directors with relevant international oil and gas expertise. The foregoing description of the April 1 Letter is qualified in its entirety by reference to the terms of such document. A copy of the April 1 Letter is incorporated herein by reference as Exhibit L. On April 2, 2009, Mr. V. Phil Lalonde of

CUSIP No. 136644101

Brownlee LLP wrote PAI LLC on behalf of Greg Noval, asserting, among other things, that the April 1 Letter contains statements that defame Mr. Noval. On April 3, 2009, Canadian counsel to PAI LLC, Blake, Cassels & Graydon LLP, sent a letter to Mr. Lalonde responding to his April 2, 2009 letter. The foregoing description of the April 3 Letter is qualified in its entirety by reference to the terms of such document. A copy of the April 3 Letter is incorporated herein by reference as Exhibit M. On May 15, 2009, PAI LLC commenced soliciting proxies from up to 15 shareholders of the Issuer, on a non-public basis as permitted by the Alberta Securities Commission, to vote in favor of PAI LLC's eight nominees (the “Nominees”) for election to the Issuer's Board of Directors at the June 26, 2009 annual and special meeting of the Issuers’ shareholders and to approve certain amendments to the Issuer’s By-laws, by way of a letter (the “May 15 Letter”). The May 15 Letter lists the Nominees, and attaches biographical information regarding each of the Nominees, a copy of the November 5 Letter (incorporated herein by reference as Exhibit F), a copy of the April 1 Letter (incorporated herein by reference as Exhibit L) and a form of proxy. The foregoing description of the May 15 Letter and all attachments thereto is qualified in its entirety by reference to the terms of such documents. A copy of the May 15 Letter is incorporated herein by reference as Exhibit N. On May 28, 2009, PAI LLC issued a press release (the “May 28 Press Release”) expressing PAI LLC’s disappointment and concern with the Board of Directors’ decision to delay the annual and special meeting of the Issuers’ shareholders until September 2009. The foregoing description of the May 28 Press Release is qualified in its entirety by reference to the terms of such document. A copy of the May 28 Press Release is incorporated herein by reference as Exhibit O. On June 2, 2009, PAI LLC filed a Notice of Motion (the “June 2 Notice of Motion”) with the Court of Queen’s Bench of Alberta in connection with the matter of the Issuer’s proceedings under the Canadian Companies Creditors’ Arrangement Act. The June 2 Notice of Motion seeks, among other things, an order compelling the Issuer to hold its annual general and special meeting of shareholders on June 26, 2009 or within one week thereafter and further compelling the Issuer to address the matters raised in the Requisition at such meeting. A copy of the June 2 Notice of Motion is incorporated herein by reference as Exhibit P. On June 17, 2009, PAI LLC issued a press release (the “June 17 Press Release”) reiterating PAI LLC’s intention to pursue changes to the Issuers’ Board of Directors, noting that PAI LLC’s nominees are willing to serve only as part of PAI LLC’s slate, and clarifying that PAI LLC’s nominees have not agreed to be appointed by the current Board of Directors of the Issuer in a partial solution that retains a majority of the existing Board of Directors of the Issuer. The foregoing description of the June 17 Press Release is qualified in its entirety by reference to the terms of such document. A copy of the June 17 Press Release is incorporated by reference herein as Exhibit Q.

Recent Developments: On August 10, 2009, PAI LLC entered into a settlement agreement with the Issuer (the “Settlement Agreement”) whereby PAI LLC and the Issuer have agreed that, subject to the approval of the Court of Queen’s Bench of Alberta and Hardie & Kelly Inc. as Monitor, which the Issuer shall use its reasonable commercial efforts to promptly obtain, among other things:

•

the Issuer shall use its reasonable commercial efforts to cause the 2009 annual and special meeting of shareholders to be held on September 9, 2009, and shall not delay or postpone such meeting date without PAI LLC’s consent acting reasonably in light of the circumstances unless a quorum is not obtained or unless the Court of Queen’s Bench of Alberta (acting other than at the request of the Issuer) requires the meeting date to be delayed;

•

the Issuer and, as applicable, the Board of Directors of the Issuer, at the 2009 annual and special meeting, shall nominate (A) the following individuals who were proposed by PAI LLC: each of Dr. William Roach, Dr. James M. Funk, Kerry R. Brittain and Marvin M. Chronister and (B) the following individuals who were proposed by the Issuer: Gregory Turnbull and Richard Watkins (the persons in (A) and (B) collectively, the “Nominees”) for election to the Board of Directors;

•

the Issuer shall use its reasonable commercial efforts to solicit proxies (A) to approve an amendment to the Issuer’s by-laws in respect of Canadian residency requirements, (B) in favor of the election of the Nominees at the 2009 annual and special meeting, (C) against the election of any persons, other than the Nominees, as director at the 2009 annual and special meeting, and (D) against the proposal of any other business proposed by a person other than the Issuer at the 2009 annual and special meeting;

CUSIP No. 136644101

•	upon receipt of approval of the Court of Queen’s Bench of Alberta of the Settlement Agreement, PAI LLC shall revoke and withdraw the Requisition;
•	PAI LLC shall cause all of its common shares of the Issuer to be present at the 2009 annual and special meeting for quorum purposes and to be voted in favor of the election of the Nominees; and
•	the Issuer shall, within 30 days after exiting the protection of the Canadian Companies Creditors’ Arrangement Act and upon request from PAI LLC, reimburse PAI LLC for certain of its expenses.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the terms of such document. A copy of the Settlement Agreement is attached hereto as Exhibit R.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the controlling shareholder of PAI Corp, which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI Corp and PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c)           There were no transactions in the Stock by the Filers during the 60 days before the date on the cover page.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships. Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP No. 136644101

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference herein as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference herein as Exhibits D and E.

As described above in Item 4, PAI LLC has entered into the Settlement Agreement with the Issuer. The description of the Settlement Agreement in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B

Correspondence dated September 29, 2008 between the Issuer's Board of Directors and Palo Alto Investors incorporated by reference to the Filers’ initial Schedule 13D and Amendment No. 1 thereto both filed September 30, 2008

Exhibit C	Form of Warrant to Purchase Shares of Common Stock incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit D	Form of Securities Purchase Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit E	Form of Registration Rights Agreement incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit F	Letter dated November 5, 2008 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 2 to this Schedule 13D filed November 6, 2008

Exhibit G	Press Release by PAI LLC dated February 12, 2009 including the text of the February 11 Letter incorporated by reference to Amendment No. 3 to this Schedule 13D filed February 12, 2009

Exhibit H	Requisition delivered by PAI LLC to the Issuer dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit I	Press Release by PAI LLC dated February 17, 2009 incorporated by reference to Amendment No. 4 to this Schedule 13D filed February 17, 2009

Exhibit J	Letter dated March 10, 2009 from PAI LLC to the Issuer's Board of Directors incorporated by reference to Amendment No. 5 to this Schedule 13D filed March 10, 2009

Exhibit K

Letter dated March 16, 2009 from PAI LLC to the Issuer's Board of Directors (attaching the Draft Term Sheet, and the electronic mail message dated March 10, 2009 from Greg Noval to PAI LLC and Letter dated March 12, 2009 from C. Alexander Squires on behalf of the Issuer's Board of Directors to PAI LLC) incorporated by reference to Amendment No. 6 to this Schedule 13D filed March 16, 2009

Exhibit L	Open Letter dated April 1, 2009 from PAI LLC to the Issuer's Board of Directors and Shareholders incorporated by reference to Amendment No. 7 to this Schedule 13D filed April 1, 2009

CUSIP No. 136644101

Exhibit M	Letter dated April 3, 2009 from Blake, Cassels & Graydon LLP to Mr. V. Phil Lalonde of Brownlee LLP incorporated by reference to Amendment No. 8 to this Schedule 13D filed April 6, 2009

Exhibit N	Letter distributed May 15, 2009 from PAI LLC to certain Shareholders incorporated by reference to Amendment No. 9 to this Schedule 13D filed May 18, 2009

Exhibit O	Press Release by PAI LLC dated May 28, 2009 incorporated by reference to Amendment No. 10 to this Schedule 13D filed May 28, 2009

Exhibit P	Notice of Motion filed by PAI LLC with the Court of Queen’s Bench of Alberta on June 2, 2009 incorporated by reference to Amendment No. 11 to this Schedule 13D filed June 2, 2009

Exhibit Q	Press Release by PAI LLC dated June 17, 2009

Exhibit R	Settlement Agreement between PAI LLC and the Issuer, dated effective August 10, 2009

CUSIP No. 136644101

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 10, 2009

PALO ALTO INVESTORS By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

CUSIP No. 136644101

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:	September 29, 2008

PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

CUSIP No. 136644101

EXHIBIT R

SETTLEMENT AGREEMENT

THIS AGREEMENT is dated effective August 10, 2009.

BETWEEN:

PALO ALTO INVESTORS, LLC, a limited liability company incorporated under the laws of California.

(“Palo Alto”)

AND:

CANADIAN SUPERIOR ENERGY INC., a corporation incorporated under the laws of Alberta.

(the “Company”)

RECITALS

WHEREAS:

A.	The Company is an oil and gas exploration and production company, the common shares of which are traded on the Toronto Stock Exchange;
B.

Palo Alto is an investment advisory firm based in Palo Alto, California which owns or exercises control or direction over 15,752,500 common shares of the Company (the “PAI Common Shares”), representing approximately 9.3% of the Company’s outstanding shares;

C.

On February 17, 2009, Palo Alto requisitioned a meeting of the Company’s shareholders to consider for election to the Board of Directors an alternative slate of directors to be nominated by Palo Alto (the “PAI Requisition”); and

D.	The Company and Palo Alto have determined that it is in their respective best interests to enter into this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.	Definitions.

Capitalized terms shall have the following meanings for purposes of this Agreement (and shall apply equally to both the singular as well as the plural forms):

“2009 Annual Meeting” means the Annual and Special Meeting of the Company’s shareholders scheduled to be held on September 9, 2009 (originally scheduled by the Company for June 26, 2009 and subsequently for September 1, 2009), or any adjournment thereof;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, C. B-9, as amended;

“Board of Directors” means the board of directors of the Company;

“By-laws” means the Company’s By-Law Number 1, in effect as of the date hereof;

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“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended.

“CCAA Proceedings” means the Company’s initial application for protection under the CCAA by petition dated March 4, 2009 in the Court of Queen’s Bench action no. 0901-02873 and any orders issued by the Court in connection therewith;

“Continuing Director” means Richard Watkins;

“Court” means the Court of Queen’s Bench of Alberta;

“Monitor” means Hardie & Kelly Inc., the monitor of the Company appointed pursuant to an order of the Court in the CCAA Proceedings;

“New Directors” means Dr. William Roach, Dr. James M. Funk, Kerry R. Brittain, Marvin M. Chronister, and Gregory Turnbull;

“PAI Common Shares” shall have the meaning assigned thereto in the recitals to this Agreement; and

“TSX” means the Toronto Stock Exchange.

2.	Representations and Warranties.
(a)	Palo Alto hereby represents and warrants to the Company as follows:
(i)

Palo Alto has all requisite power and authority to execute, deliver and perform its respective obligations under this Agreement. The execution, delivery and performance of this Agreement by Palo Alto and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Palo Alto.

(ii)

This Agreement has been duly executed and delivered by Palo Alto and (assuming due and valid execution and delivery by the Company) constitutes a legal, valid and binding obligation of Palo Alto, enforceable against Palo Alto in accordance with its terms.

(iii)	Palo Alto beneficially owns or exercises control or direction over 15,752,500 PAI Common Shares.
(b)	The Company hereby represents and warrants to Palo Alto as follows:
(i)

The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company.

(ii)

This Agreement has been duly executed and delivered by the Company and (assuming due and valid execution and delivery hereof by Palo Alto), subject to receipt of any required consent of the Monitor and Court, constitutes a legal, valid and binding obligation of the Company in accordance with its terms.

(iii)

Subject to receipt of any required consent of the Monitor and the Court, the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with (A) the constating documents of the Company, or (B) any law, rule, regulation, order, judgment or decree applicable

CUSIP No. 136644101

to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, any agreement, contract, commitment, understanding or arrangement to which the Company is a party.

(iv)

Subject to receipt of any required consent of the Monitor and the Court, no consent, approval, authorization, license or clearance of, or filing or registration with, or notification to, any court, legislative, executive or regulatory authority or agency is required in order to permit the Company to perform its obligations under this Agreement, except for such as have been obtained.

(v)	The Monitor has received and reviewed a draft of this Agreement and the Company is not aware of any reason why the Monitor would not recommend approval of this Agreement to the Court.
(vi)

A true and complete copy of the Articles of Incorporation and the By-laws as in effect on the date hereof is attached hereto as Annex I, and such Articles of Incorporation and By-laws have not been amended, modified or waived except that the Board of Directors has approved (subject to ratification by the shareholders at the 2009 Annual Meeting) an amendment to delete the requirement in the By-Laws that one-half of the directors be resident Albertans and replace such provision with a requirement that 25% of the directors be resident Canadians, thereby conforming the By-Laws with the ABCA (the “Canadian Residency Requirement”).

(vii)	The Company expects to exit CCAA protection on September 15, 2009.
3.	Approval and Consents

As soon as practicable after execution of this Agreement, the Company shall use its reasonable commercial efforts to obtain the approval of this Agreement by (i) the Monitor, and (ii) the Court, and shall within two (2) days after execution of this Agreement submit this Agreement to the Court and the Monitor for approval. The remaining provisions of this Agreement shall become effective upon receipt of approval of the Monitor and the Court in the CCAA Proceedings. If each of the New Directors (other than Mr. Turnbull) does not consent in writing to act as a director of the Company by 12:00 noon (Calgary time) on August 11, 2009, this Agreement shall terminate and be of no further force or effect.

4.	Board of Directors, Annual and Special Meeting and Related Matters.
(a)

2009 Annual Meeting. The Company shall use its reasonable commercial efforts to cause the 2009 Annual Meeting to be held and the election of directors thereat to be conducted on the re-scheduled date of September 9, 2009 and shall not delay or postpone such meeting date or election without Palo Alto’s consent acting reasonably in light of the circumstances unless a quorum is not obtained or unless the Court (acting other than at the request of the Company) requires the meeting date to be delayed, in which case the meeting shall be held as promptly thereafter as practicable.

(b)

Mailing Date. The Company agrees that the Management Proxy Circular (the “Circular”) for the 2009 Annual Meeting shall be mailed to shareholders as soon as practicable after approval of this Agreement by the Court and no later than August 17, 2009.

(c)

Announcement. The Company shall, following execution of this Agreement and no later than the first business day after the date hereof, issue a press release (which shall be in a form agreed to by Palo Alto, acting reasonably) announcing:

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(i)	the September 9, 2009 meeting date;
(ii)	the anticipated date for mailing of the proxy materials; and
(iii)	the names of the Nominees (defined below) to the Board of Directors to be included in the Circular.

Prior to the 2009 Annual Meeting, the Company shall not issue any other press release or make any public statement or disclosure about Palo Alto or this Agreement without first obtaining Palo Alto’s consent and approval, not to be unreasonably withheld.

(d)	Nomination of New Directors.
(i)

The Company agrees that the Board and management will at the 2009 Annual Meeting (i) nominate for election to the Board of Directors each of the Continuing Director and the New Directors (collectively, the “Nominees”), (ii) not nominate any other person to serve as a director of the Company, (iii) not vote proxies (over which the Company has discretionary authority to vote) in favour of any other person as director, (iv) not propose any business at the 2009 Annual Meeting except as set forth in Schedule A hereto, and (v) cause all proxies received by the Company to be voted in the manner specified by such proxies.

(ii)

The Company and Palo Alto acknowledge that, although TSX approval of the New Directors will be required, to the best of their knowledge, there are no circumstances that would preclude any of the New Directors from serving as members of the Board of Directors, and the New Directors are suitable nominees for election to the Board of Directors.

(e)

Proxy Solicitation Materials. The Company and the Board agree that the Company’s proxy materials for the 2009 Annual Meeting shall be prepared in accordance with, and in furtherance of, this Agreement. Palo Alto will provide, as promptly as reasonably practicable, all information relating to the New Directors (other than Mr. Turnbull) (and any other information, if any) to the extent required under applicable law to be included in the Company’s proxy materials. The Company will provide Palo Alto with draft proxy materials and until 12:00 noon (Calgary time) on August 11, 2009 for review and comment (and with respect to the disclosures relating to Palo Alto, the New Directors (other than Mr. Turnbull) and this Agreement, shall obtain Palo Alto’s prior written approval of such disclosures, acting reasonably), in advance of printing such proxy materials for mailing to the Company’s shareholders in connection with the 2009 Annual Meeting. The business to be conducted at the 2009 Annual Meeting (to be set out in the notice of meeting) shall be only those items set out on Schedule A.

(f)

Reasonable Commercial Efforts. The Company shall use its reasonable commercial efforts to solicit proxies (i) to approve the amendment of the By-laws in respect of the Canadian Residency Requirement, (ii) in favour of the election of the Nominees at the 2009 Annual Meeting, (iii) against the election of any other person as a director of the Company at the 2009 Annual Meeting, and (iv) against the proposal of any business proposed by a person other than the Company at the 2009 Annual Meeting.

(g)	Revocation and Withdrawal of PAI Requisition. Effective upon receipt of the approval of the Court of this Agreement, Palo Alto revokes and withdraws the PAI Requisition.

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(h)	Voting Provisions. Palo Alto will cause all PAI Common Shares to be present for quorum purposes and to be voted at the 2009 Annual Meeting in favour of the election of the Nominees.
(i)

Interim Period. The Company shall, immediately following execution of this Agreement, (a) not take any action or steps out of the ordinary course of business or enter into any material agreements or transactions prior to the 2009 Annual Meeting (except as may be necessary to allow for exit from CCAA protection), and (b) keep each of the New Directors apprised prior to the 2009 Annual Meeting of all material facts and information regarding the Company and its business and operations, including, without limitation, providing the New Directors with:

(i)	regular updates on the Company’s status, plans and timing for exit from CCAA protection; and
(ii)	a copy of the draft proxy materials and until 12:00 noon (Calgary time) on August 11, 2009 for review and comment prior to the mailing of the proxy materials.

The Company will not appoint a new chief executive officer prior to the 2009 Annual Meeting, unless the new chief executive officer has been approved by a majority of the New Directors.

(j)

Expenses. Within 30 days of the Company exiting CCAA protection and upon Palo Alto’s request for reimbursement and provision of reasonable documentation to support any such expenses, the Company shall promptly reimburse Palo Alto via wire transfer in immediately available funds of an amount equal to Palo Alto’s actual out-of-pocket expenses incurred with respect to recruitment costs associated with the New Directors (other than Mr. Turnbull), such costs not to exceed USD$200,000 in aggregate, and legal costs up to and including the date of the 2009 Annual Meeting in connection with the PAI Requisition, the CCAA Proceedings and associated legal proceedings, and all matters associated with this Agreement, not to exceed USD$510,000 in aggregate.

5.	Enforcement.

The parties acknowledge and agree that irreparable harm would result if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically its provisions in any court having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

6.	No Frustration.

Prior to the approval of this Agreement by the Monitor and the Court, the Company and Palo Alto shall act in good faith and shall not take any steps or actions that would seek to frustrate this Agreement or the intent hereof.

7.	Entire Agreement; Waivers.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. The parties expressly disclaim reliance on any information, statements, representations, or warranties regarding the subject matter of this Agreement other than the terms of this Agreement. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not

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similar), shall constitute a continuing waiver unless otherwise expressly provided, or shall be effective unless in writing and executed by the party against which enforcement of such waiver is sought.

8.	Amendment or Modification; Severability.

The parties hereto may not amend or modify this Agreement without the written consent of the other party. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, the remaining provisions shall remain in full force and effect. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

9.	Successors and Assigns.

All the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, and each successor shall be deemed to be a party hereto for all purposes hereof.

10.	Headings; Interpretation; Counterparts.

Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement. The words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation." Words denoting gender shall include all genders. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties, and each such executed counterpart will be an original instrument.

11.	Notices.

Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing (including by email), addressed as follows:

If to the Company or the Continuing Director, to:

Canadian Superior Energy Inc.

3200, 500 – 4th Ave. S.W.

Calgary, Alberta T2P 2V6

Attention: Richard Watkins

Telephone No.: (403) 294-1411

Facsimile No.: (403) 216-8551

with a copy to:

Carscallen Leitch LLP

1500, 407 - 2nd Street S.W.

Calgary, Alberta T2P 2Y3

Attention: Stanley Carscallen

Telephone No.: (403) 298-8451

Facsimile No.: (403) 262-2952

and:

Borden Lander Gervais LLP

1000, 400 – 3rd Avenue S.W.

Calgary, Alberta T2P 4H2

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Attention: George Kelly

Telephone No.: (403) 232-9508

Facsimile No.: (403) 266-1395

If to Palo Alto, to:

Palo Alto Investors, LLC

470 University Ave.

Palo Alto, CA 94301

Attention: David Anderson

Telephone No.: (650) 325-0772

Facsimile No.: (650) 325-5028

with a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 2800, Commerce Court West

Toronto, Ontario M5L 1A9

Attention: David J. Toswell

Telephone No.: (416) 863-4246

Facsimile No.: (416) 863-2653

and

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, New York 10036

Attention: Paul Scrivano

Telephone No.: (212) 728-5856

Facsimile No.: (212) 326-2061

Any notice or other communication so given shall be deemed to have been given and received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication. Any notice or other communication sent by registered mail shall be deemed to have been given and received on the fifth business day following the mailing thereof; provided however that no such notice or other communication shall be mailed during any actual or apprehended disruption of postal services. Any such notice or other communication given in any other manner shall be deemed to have been given and received only upon actual receipt. Each of the parties hereto shall be entitled to specify a different address by giving notice in the manner provided in this Section 10.

12.	Governing Law.

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta and shall be treated in all respects as an Alberta contract. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

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13.	Further Assurances.

Each party hereto shall promptly do, execute, deliver or cause to be done, execute and delivered all further acts, documents and things in connection with this Agreement necessary or desirable in order to give full effect to this Agreement and every part hereof.

14.	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written by their respective duly authorized representatives.

CANADIAN SUPERIOR ENERGY INC.

Per:	/s/ Richard Watkins
Name: Richard Watkins
Title: Director

PALO ALTO INVESTORS, LLC

Per:	/s/ David J. Anderson
Name: David J. Anderson
Title: Director of Research

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SCHEDULE A

BUSINESS TO BE ACTED UPON AT THE 2009 ANNUAL AND SPECIAL MEETING

1.	receive financial statements for the year ended December 31, 2008;
2.	fix the number of directors to be elected at six;
3.	approve the amendments of the Company’s by-laws to implement the Canadian Residency Requirement;
4.	elect directors;
5.	re-appoint auditors;
6.	approve a plan of arrangement involving the Company, Challenger Energy Corp. and the shareholders of Challenger Energy Corp.; and
7.	such further and other business as may properly come before the meeting.